CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Current Report of Tagalder (2000) Inc. (the "Company") on Form 6-K as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward Hok-Sin Chan, Chief Financial Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.



/s/ Edward Hok-Sin Chan
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Edward Hok-Sin Chan
Chief Financial Officer
August 28, 2002